T1 Energy Inc.

1211 E 4th Street

Austin, Texas 78702

June 5, 2025

VIA EDGAR

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	T1 Energy Inc. Registration Statement on Form S-3 Filed April 9, 2025 File No. 333-286455

Dear Sir or Madam:

This letter is submitted by T1 Energy Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 21, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 (File No. 333-286455) filed with the Commission on April 9, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. The changes reflected in the Amendment include those made in response to the Staff’s comments as well as other updates.

General

1.	We note your disclosure that the selling securityholders may sell the securities being registered “publicly or through private transactions at prevailing market prices or at negotiated prices.” However, while your common stock is listed on the New York Stock Exchange, your Series A Convertible Preferred Stock does not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell the Series A Convertible Preferred Stock for the duration of the offering or until such securities are quoted on an exchange or trading market.

We acknowledge the Commission’s request that we revise the Registration Statement to disclose a fixed price at which the selling securityholders will be reselling their shares of Series A Convertible Preferred Stock. However, because the Series A Convertible Preferred Stock is not quoted on a recognized and established trading market as of the date hereof, we advise the Staff that at present it is impracticable for the Company to state in the Registration Statement a fixed price at which the selling stockholders will sell their shares until the securities are quoted on the New York Stock Exchange. We have begun the process to apply for the Series A Convertible Preferred Stock to be listed on the New York Stock Exchange and following such listing, we expect the Series A Convertible Preferred Stock will be quoted on the New York Stock Exchange and offered to holders pursuant to the Registration Statement (in particular the section of the prospectus contained in the Registration Statement entitled “Plan of Distribution”) following such listing.

T1 Energy | www.t1energy.com	1

2.	Please disclose the nature of any position, office or other material relationship that the selling securityholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling securityholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 2 and 13 of the Amendment. Please be advised that no other selling stockholder (or control person with respect to a selling stockholder) has held any position, office or other material relationship during the past three years with the Company, its affiliates or predecessors.

Description of Capital Stock, page 6

3.	We note your general discussion of preferred stock. Please revise to discuss the specific rights and features of the Series A Preferred Convertible Stock being registered. Without limitation, your disclosure should identify the number of shares of common stock into which each share of Series A Preferred Convertible Stock may be converted. Please file the Series A Preferred Convertible Stock certificate as an exhibit to the registration statement or advise if none exists.

We advise the Staff that the discussion on page 7 of the Registration Statement captioned “Description of Capital Stock – Preferred Stock – Convertible Preferred Stock” references specific rights and features of the Series A Preferred Stock being registered. Furthermore, page 2 of the Registration Statement states that on or after the first anniversary of the Closing Date, the Series A Preferred Convertible Stock shall be convertible, at the option of the holders thereof, up to an aggregate of 40,000,000 shares of Common Stock, in whole and not in part, based on a conversion price of $2.50 per share of Common Stock or such other price as is used in the conversion of the Series A Preferred Convertible Stock and assuming no accrued and unpaid dividends. The conversion price shall be reduced to $1.79 per share of Common Stock if the Company elects not to exercise the option to issue the Second Tranche Preferred Stock as described in the Registration Statement. However, in response to the Staff’s comment, the Company has supplemented its disclosure on pages 7-8 of the Amendment.

We also advise the Staff that in accordance with the Certificate of Designation, unless otherwise requested in writing by a stockholder to the Company, the Company shall maintain the stock certificates of the Series A Preferred Convertible Stock and any shares of Common Stock issued upon conversion thereof in uncertificated, book-entry form only. As of the date hereof, no physical certificates have been requested by a stockholder or issued. If certificated shares of Series A Preferred Convertible Stock are requested by a stockholder, then certificates representing shares of Series A Preferred A Stock will be substantially in the form set forth in Exhibit A to the Form of the Certificate of Designation of Series A Preferred Convertible Stock, which was previously filed as part of Exhibit 10.2 to the Registration Statement.

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Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Daniel Barcelo
Daniel Barcelo

Chief Executive Officer and Chairman of the Board of Directors

T1 Energy Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

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